Delisting Determination, The Nasdaq Stock Market, LLC,
March 3, 2023, Statera Biopharma, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Statera Biopharma, Inc. (the
Company), effective at the opening of the trading session on March 13, 2023.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The Company was notified of the Staff determination on September 1, 2022. On September 8, 2022, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815.
On September 20, 2022, Staff issued an additional delist determination for the Company failure to meet the requirement in Listing Rule 5550(a)(2).
A Panel hearing was held on October 6, 2022. On October 11, 2022, Staff issued an additional delist determination letter for the Company failure to meet the requirements of Listing Rules 5550(b)(1) and 5250(e)(2)(D).
On October 26, 2022, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. After failing to meeting the Hearings Panel exception, on January 10, 2023, the Hearings Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on January 12, 2023. On January 25, 2023, the Company exercised its right to appeal the Panel decision and requested a hearing to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a).
On February 9, 2023, in application of Rule 5820(a) the Panel issued a letter deeming the matter closed as the Company had failed to evidence payment of the appeal fee. The Staff determination to delist the Company became final on February 13, 2023.